Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

August 14, 2012

Item 3 News Release

The news release was disseminated on August 14, 2012 by CNW.

Item 4 Summary of Material Change

Augusta is pleased to announce that the Company and RK Mine Finance Trust I (“Red Kite”) have signed a term sheet for a US$40,000,000 increase (“Additional Loan”) to the existing US$43,000,000 Red Kite loan (“Existing Loan”), on terms substantially similar to the Existing Loan. The Additional Loan and the Existing Loan, together totalling US$83,000,000, are referred to as the Expanded Loan.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Vice President, Corporate Secretary

Item 9 Date of Report

August 14, 2012

NEWS RELEASE

Augusta Arranges US$40 million Increase to Red Kite Loan Facility and
Extends Maturity Date

Denver, CO, August 14, 2012 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that the Company and RK Mine Finance Trust I (“Red Kite”) have signed a term sheet for a US$40,000,000 increase (“Additional Loan”) to the existing US$43,000,000 Red Kite loan (“Existing Loan”), on terms substantially similar to the Existing Loan. The Additional Loan and the Existing Loan, together totalling US$83,000,000, are referred to as the Expanded Loan.

The terms for the Expanded Loan include interest payable at LIBOR plus 4.50% and an origination fee of 2% of the Additional Loan. The Expanded Loan is substantially similar to the Existing Loan except that the final maturity date has been extended by 15 months to July 21, 2014. In connection with Red Kite’s granting of the Expanded Loan, Augusta will extend the expiry of the existing 1,791,700 share purchase warrants held by Red Kite from April 22, 2014 to July 22, 2015. Augusta and Red Kite have also agreed to change the exercise price of the warrants from C$3.90 per share to US$3.85 per share.

In addition, Rosemont Copper Company (“Rosemont”), a wholly owned subsidiary of Augusta, has executed a term sheet to amend the existing Red Kite Copper Concentrates Sales Agreement (“Amended Offtake Agreement”). Under the Amended Offtake Agreement, Red Kite will purchase 20% of gross annual production until 1,500,000 tonnes has been delivered. This compares to the existing offtake agreement under which Red Kite would purchase 16.125% of gross annual production with a cumulative limit of 483,750 tonnes.

Upon closing of the Expanded Loan and the Amended Offtake Agreement, the Copper Cathode Purchase and Sale Agreement between Rosemont and an affiliate of Red Kite and the US$10,000,000 working capital facility between Augusta and Red Kite will both be cancelled and deemed void.

Gil Clausen, Augusta’s President and CEO comments, “Red Kite is a strong advocate of the Rosemont Copper Project and we appreciate their continued support. This Expanded Loan provides us with the funding needed to continue development of Rosemont through to the start of construction, expected in early 2013, and fits our financing objective of minimal equity dilution. Our entire focus can now be placed on finalizing the project debt financing and completing the permitting process.”

Closing of the Expanded Loan agreement is subject to customary due diligence for these types of loan transactions, all regulatory approvals, final legal documentation, and Board approvals.

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information

Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.